February 25, 2005



Mail Stop 0409

Edward J. O`Connor
Optionable, Inc.
555 Pleasantville Road
South Building, Suite 110
Briarcliff Manor, New York  10510

Re:	Optionable, Inc.
	Amendment No. 1 to
      Registration Statement on Form SB-2 Filed February 10, 2005
      Registration No. 333-121543

Dear Mr. O`Connor:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment 3 that OPEX will be qualified to operate as an exempt commercial market under the CEAct because you will limit trading on OPEX to persons that are eligible commercial entities at the time they enter a trade and because you will permit only exempt commodities to be traded on OPEX. Please tell us whether the CFTC has provided you with correspondence that agrees with your statement and please provide us a copy of any such correspondence.

Selling Stockholders, page 18

2. Please move the "Number of Shares Being Sold" column to after the
"Before Offering" column.

3. When calculating the percentage of shares owned before the offering for a particular selling stockholder, please include all shares being sold by the selling stockholder in the total
outstanding.    Please revise the paragraph preceding the table
accordingly.

4. Since the table includes shares that are not "beneficially owned" as determined under Regulation 13d-3, please remove references in the table and the preceding paragraph to beneficial ownership.

5. We note your response to comment 33. Please provide a supplemental analysis with respect to any selling stockholder that is a broker-dealer or an affiliate thereof as to whether such person is an underwriter in this offering.

Management`s Discussion and Analysis of Plan of Operations, page
23

	Overview, page 23

6. We note your statements that you intend to complete the development and initial launch of the OPEX system in the first half of 2005, that you believe the costs will be at least $500,000 to finalize the development of the first operating version of OPEX and
$100,000 for marketing costs, and that these amounts will be financed by your cash flows from operations. In light of the fact that you had negative cash flows from operations of approximately $600,000 for the nine months ended September 30, 2004 and that the September 30,
2004 financial statements have been prepared on a going concern basis, please tell us the basis for your belief that you will be able to finance these expenditure from cash flows from operations.

7. Please disclose what expected impact "a higher level of participants...committing capital to energy trading" will have on your business.

Results of Operations for the Nine-Month Period Ended September
30,
2004 and 2003, page 25

8. Please revise to explain what you mean by the statement that
12%
"is the rate used by management to discount such amounts due."
In
this connection, explain why a discount is used and the agreement and circumstances under which such discount is provided.

Liquidity and Capital Resources, page 27

9. We note your disclosure that "sophisticated investors" participated in the September 2004 private placement and your disclosure in Part II that accredited investors participated in such offering. Please revise the disclosure so that it is consistent. If the participants were sophisticated investors but not accredited investors, please provide additional support in Part II for your reliance on the exemption under Rule 506.

10. Please revise to disclose that you will pay up to 10.6% of any amounts raised, up to $762,500, to CES.

11. We note your statement that you do not currently have any material commitments for capital expenditures. Please revise to reflect the commitment to pay CES minimum annual fixed fees of $50,000 and $1,525,000 on April 1, 2014.

12. We note your response to comment 43. It is still unclear to us how issuance of common stock allowed you to fund an increase in accounts and other receivables. In a supplemental response, please specifically identify how the issuance of stock caused an increase in revenues and a corresponding increase in accounts and other receivables. Also distinguish the amount of the proceeds advanced to the related party.

Business Alliances, page 30

13. We note your statement that by entering the Master Services
Agreement with CES you did not need to make "the large investment of purchasing seats on the NYMEX." Supplementally tell us the number of seats owned by CES and the market value of those seats.

Certain Relationships and Related Party Transactions, page 38

14. We note your response to comment 55. Please provide additional disclosure regarding the prepaid commission agreement with Mr. Nordlicht. In particular, please discuss why a non-refundable prepaid commission payment is consolidated with loans made by Mr. Nordlicht. In addition, please disclose why the prepaid services "never materialized."

Financial Statements

15. Please file an amended form SB-2 that includes audited
December
31, 2004 financial statements. Reference is made to Item 310(g) of
Regulation S-B.

Notes to the Financial Statements - December 31, 2003 and 2002, pages
F-7 - F-16

Note 3 - Summary of Significant Accounting Policies, pages F-7 -
F-12

Software Development Costs, page F-8 - F-9

16. We have reviewed your response to comment 63. The statement, "After technological feasibility is established, any additional costs are capitalized in accordance with SFAS 86," does not appear to be technically correct. Reference is made to SFAS 86, paragraph 6. Please revise your disclosure or advise.

Notes to the Financial Statements - September 30, 2004 and 2003, pages F-20 - F-33

Note 3 - Summary of Significant Accounting policies, pages F-21 -
F-
26

Revenue Recognition, page F-25

17. We note your response to comment 67. Please include a discussion similar to paragraph 2) in your response to comment 67 within the notes to the financial statements.

Exhibits

18. With respect to the "validly issued" opinion, please direct counsel to revise its opinion with respect to the shares already issued and outstanding.

*  *  *  *

      	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Matthew Maulbeck at (202) 942-1905 or Donna DiSilvio, Senior Staff Accountant, at (202) 942-1852 if you have questions regarding comments on the financial statements and related matters. Please contact Michael McTiernan, Attorney-Advisor, at
(202) 824-5445 or the undersigned at (202) 942-1766 with any other questions.

Sincerely,


Elaine Wolff
Branch Chief

cc:	Kenneth S. Goodwin, Esq. (via facsimile)


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Optionable, Inc.
Page 5